Filed pursuant to Rule 253(g)(2)

File No. 024-10888

B2DIGITAL, INCORPORATED

FINAL OFFERING CIRCULAR SUPPLEMENT NO. 5

to the Offering Circular qualified on October 9, 2019

Dated: June 9, 2020

This Offering Circular supplement no. 5 (this “Supplement”) relates to the Offering Circular of B2Digital Incorporated, a Delaware corporation (the “Company”), filed on August 21, 2018, as qualified by the Securities and Exchange Commission last on October 9, 2019, as amended and as supplemented on December 7, 2018, May 10, 2019, May 22, 2019, and December 13, 2019 (the “Offering Circular”). The purpose of this Supplement is to provide the following updated disclosure on our Offering Circular cover page regarding consideration which can be received for the Offered Shares.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. The Company, by determination of the Board of Directors, in its sole discretion, may issue the Offered Shares under this offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Securities by the Company.

Sale of these shares will commence within two calendar days of the qualification date and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

This Offering will be conducted on a “best-efforts” basis, which means our Officers will use their commercially reasonable best efforts in an attempt to offer and sell the Shares. Our Officers will not receive any commission or any other remuneration for these sales. In offering the securities on our behalf, the Officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

Our Common Stock is traded in the OTC Market Pink Open Market under the stock symbol “BTDG.”